

07007784

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOMED Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Lakeshore Drive
(No. and Street)

Birmingham, (City) AL (State) 35209 (Zip Code)

SEC MAIL PROCESSING RECEIVED AUG 14 2007 WASH. D.C. 186 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Thompson (205) 945-1840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sellers, Richardson, Watson, Haley & Logan, LLP
(Name – *if individual, state last, first, middle name*)

2100A Southbridge Pkwy, Ste.380, (Address) Birmingham, (City) AL (State) 35209 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard W. Haley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOMED Financial, LLC, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard W. Haley
Signature

Partner
Title

Susan C. King
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOMED FINANCIAL, LLC

TABLE OF CONTENTS


SELLERS
RICHARDSON
WATSON
HALEY &
LOGAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
SOMED Financial, LLC

We have audited the accompanying statements of financial condition of SOMED Financial, LLC as of June 30, 2007 and 2006, and the related statements of income, changes in member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SOMED Financial, LLC as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9–12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sellers, Richardson, Watson, Haley & Logan, LLP

August 2, 2007

An Independently Owned Member of the RSM McGladrey Network

P.O. BOX 530867, BIRMINGHAM, AL 35253 • 2100-A SOUTHBRIDGE PARKWAY, SUITE 380, BIRMINGHAM, AL 35209

TELEPHONE: 205.871.2106 • FAX: 205.870.1502

SOMED FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

	Allowable	Non-Allowable	Total
ASSETS			
Cash	$ 50,505	$ -	$ 50,505
Receivables from brokers or dealers:			
Other	1,928	-	1,928
Other assets	-	10,131	10,131
TOTAL ASSETS	$ 52,433	$ 10,131	$ 62,564

	A.I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES			
Payable to brokers or dealers:			
Other	$ 350	$ -	$ 350
TOTAL LIABILITIES	350	-	350
MEMBER'S EQUITY			
Member's equity	-	-	62,214
TOTAL MEMBER'S EQUITY	-	-	62,214
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 350	$ -	$ 62,564

See notes to financial statements.

SOMED FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS	Allowable	Non-Allowable	Total
Cash	$ 38,317	$ -	$ 38,317
Receivables from brokers or dealers:			
Other	2,870	-	2,870
Other assets	-	9,757	9,757
TOTAL ASSETS	$ 41,187	$ 9,757	$ 50,944

LIABILITIES	A.I. Liabilities	Non-A.I. Liabilities	Total
Payable to brokers or dealers:			
Other	$ 350	$ -	$ 350
TOTAL LIABILITIES	350	-	350
MEMBER'S EQUITY			
Member's equity	-	-	50,594
TOTAL MEMBER'S EQUITY	-	-	50,594
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 350	$ -	$ 50,944

See notes to financial statements.

SOMED FINANCIAL, LLC

STATEMENTS OF INCOME
YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006
REVENUE		
Commissions		
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 798	$ 3,539
All other securities commissions	776	814
Total security commissions	1,574	4,353
Revenue from sale of investment company shares	2,249	1,348
Fees for account supervision, investment advisory and administrative services	11,857	6,353
Other revenue	28,747	34,429
Total revenue	44,427	46,483
EXPENSES		
Regulatory fees and expenses	5,775	7,665
Other expenses	27,032	27,926
Total expenses	32,807	35,591
NET INCOME	$ 11,620	$ 10,892

See notes to financial statements.

SOMED FINANCIAL, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED JUNE 30, 2007 AND 2006

Balance, June 30, 2005	$	39,702
Net income		10,892
Balance, June 30, 2006		50,594
Net income		11,620
Balance, June 30, 2007	$	62,214

See notes to financial statements.

SOMED FINANCIAL, LLC

STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 11,620	$ 10,892
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in accounts receivable	942	(15)
(Increase) decrease in prepaid insurance	(374)	5
NET CASH PROVIDED BY OPERATING ACTIVITIES	12,188	10,882
NET INCREASE IN CASH	12,188	10,882
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	38,317	27,435
CASH AND CASH EQUIVALENTS - END OF YEAR	50,505	38,317

See notes to financial statements.

SOMED FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2007 AND 2006

NOTE A – NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

SOMED Financial, LLC (the Company) is a wholly owned subsidiary of SMA Services, Inc. (SMAS). The Company was formed and organized as a limited liability company in the state of Alabama on September 25, 2002. The Company's business is to provide comprehensive brokerage services to its client base, including effecting transactions in equities, municipal bonds, corporate bonds, mutual funds, and annuities (variable and fixed).

As a broker or dealer, the Company will operate pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3 and will not hold clients' funds or securities. The Company has established dealer-to-dealer agreements that allow it to work with outside representatives to reach its clients to solicit and effect transactions in such investments.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and short-term investments that have an original maturity of three months or less.

Revenue Recognition

Commission revenues earned on investment transactions executed by the Company's representatives are recognized at the time of the transaction.

Income Taxes

The Company has chosen to be treated as a partnership for federal and state income tax purposes. As a partnership, the Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on SMAS' income tax returns.

NOTE B – CONCENTRATIONS

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalent accounts in financial institutions, which from time to time exceed the federally insured limits.

NOTE B – CONCENTRATIONS (Continued)

The Company's commission revenue is generated from investment transactions with its client base, which are primary members of Southern Medical Association (SMA), therefore, the Company's existence is dependent upon the financial stability of SMA.

NOTE C – RELATED PARTY TRANSACTIONS

The Company was organized with the support of SMAS. SMAS has agreed to assist the Company by providing it with certain services or goods for charges agreed upon, such as rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services, and other general administrative and office expenses. Although SMAS did provide the Company with certain services, there were no such charges for the years ended June 30, 2007 and 2006.

SUPPLEMENTARY INFORMATION

SOMED FINANCIAL, LLC

COMPUTATION OF NET CAPITAL
JUNE 30, 2007

Total ownership equity from Statement of Financial Condition	$	62,214
Total ownership equity qualified for Net Capital	$	62,214
Total capital and allowable subordinated liabilities	$	62,214
Deductions and/or charges:		
Total nonallowable assets from Statement of Financial Condition		(10,131)
Other deductions and/or charges		(10,131)
Net capital	$	52,083

SOMED FINANCIAL, LLC

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
JUNE 30, 2007

Minimum net capital required	$	23
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	47,083
Excess net capital at 1000%	$	52,048

SOMED FINANCIAL, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
JUNE 30, 2007

The Company operated pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c 3-3 and did not hold clients' funds or securities during the year ended June 30, 2007.

SOMED FINANCIAL, LLC

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
JUNE 30, 2007

No material differences exist between the Computation of Net Capital and the Computation of Reserve Capital Requirements as of June 30, 2007 contained herein and the Company's corresponding unaudited most recent Part II and Part II A filing of form X-17A-5.

SOMED FINANCIAL, LLC

REPORT ON MATERIAL INADEQUACIES
JUNE 30, 2007

The audit of SOMED Financial, LLC as of and for the year ended June 30, 2007 did not disclose any material inadequacies.



SELLERS
RICHARDSON
WATSON
HALEY &
LOGAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON REPORTABLE INTERNAL CONTROL
CONDITIONS NOTED IN AN AUDIT

To the Board of Directors
SOMED Financial, LLC

In planning and performing our audit of the financial statements of SOMED Financial, LLC for the year ended June 30, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Our consideration of internal control would not necessarily disclose all internal control matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

Because of inherent limitation of internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal control to future periods is subject to the risk that internal may become inadequate because of changes in conditions or that the degree of compliance may deteriorate. Our consideration of internal control would not necessarily disclose all matters that might be reportable conditions.

This report is intended solely for the information and use of the Board of Directors, management, others within the Company, NASD, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Sellers, Richardson, Watson, Haley & Logan, LLP

August 2, 2007

END

An Independently Owned Member of the RSM McGladrey Network

P.O. BOX 530867, BIRMINGHAM, AL 35253 • 2100-A SOUTHBRIDGE PARKWAY, SUITE 380, BIRMINGHAM, AL 35209

TELEPHONE: 205.871.2106 • FAX: 205.870.1502